Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Nine months	Nine months
	Ended	Ended	Ended	Ended	Ended
	September 30,	December 31,	December 31,	September 30,	September 30,
	2011	2010	2009	2011	2010

Earnings: (1)
Net income	$126,288	$123,854	$107,428	$92,764	$90,330
Income taxes	81,340	77,100	59,244	59,057	54,817
Fixed Charges (See below) (2)	82,104	81,803	80,107	61,458	61,157
Total adjusted earnings	$289,732	$282,757	$246,779	$213,279	$206,304
Fixed charges: (2)
Total interest expense	$81,660	$81,425	$79,203	$61,185	$60,950
Interest component of rents	444	378	904	273	207
Total fixed charges	$82,104	$81,803	$80,107	$61,458	$61,157

Ratio of earnings to fixed charges	3.5	3.5	3.1	3.5	3.4

(1)    For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2)   Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.